SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI CONTACTLESS READER SOLUTION RECEIVES CERTIFICATION
TO SUPPORT EXPRESSPAY FROM AMERICAN EXPRESS®

Saturn 5000 Has Already Been Certified for MasterCard® PayPass™, PowerPay™,
Loyalty Programs

Fort Lee, NJ – December 2, 2004 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions, for homeland security, micropayments, petroleum payments and other applications, today announced that its Saturn 5000 contactless reader received certification from American Express (NYSE: AXP) to support its ExpressPay contactless payment program. This follows OTI’s recent announcement as the only company to date to obtain certification on both its MasterCard PayPass compatible card and reader solutions.

ExpressPay is an easy-to-use alternative to cash for making purchases at merchants where speed and convenience are important – such as quick serve restaurants, supermarkets, drug stores, gas stations, and corporate cafeterias. Users simply hold the ExpressPay key fob next to a companion reader at checkout to make purchases. Payment is authorized in seconds and no signature is required. ExpressPay links directly to an existing credit, charge or debit card to fund the purchase.

The Saturn 5000 is built to allow quick upgrades of existing POS terminals to accept contactless payments, with the reader facing the customer for easier payment experience. The Saturn 5000 can support multiple applications and is currently compatible with all major POS terminal providers. Supporting the major financial contactless programs, the software integrated in the Saturn 5000 can read a variety of sources including credit cards and key fobs. OTI also offers OEM solutions that can be integrated into payment terminals.

Oded Bashan, President and CEO of OTI, commented, “The American Express certification further validates OTI’s multi-solution approach and attests, overall, to OTI’s technological leadership and expertise in contactless solutions. The multi-certification status of our Saturn 5000 reader makes it even more attractive to merchants because of the small “footprint” or required counter space.”

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact: Galit Mendelson Director of Corporate Communication, OTI 201 944 5200 ext. 111 galit@otiglobal.com	Media Relations Adam Handelsman 5W Public Relations 212 999 5585 ahandelsman@5wpr.com	IR Contact: Paul Holm PortfolioPR 212 736 9224 pholm@portfoliopr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: December 2, 2004